

Mail Stop 3720

January 6, 2009

Robert S. Silberman, Chief Executive Officer
Strayer Education, Inc.
1100 Wilson Boulevard, Suite 2500
Arlington, VA 22209

> **Re:** **Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 000-21039**

Dear Mr. Silberman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
Via facsimile: (212) 728-9592